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                           June 23, 2023

       Ronald Glibbery
       Chief Executive Officer
       Peraso Inc.
       2309 Bering Dr.
       San Jose, CA 95131

                                                        Re: Peraso Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-272729

       Dear Ronald Glibbery:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Pablo Castiella